April 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Re: LegalZoom.com, Inc.
Form 10-K for the year ended December 31, 2022
File No. 001-35618

Ladies and Gentlemen:

Thank you for your letter, dated March 22, 2023, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on LegalZoom.com, Inc.’s (the “Company, ” “we,” “us” or “our”) Annual Report on Form 10-K for the year ended December 31, 2022 (“Form 10-K”). We have reviewed the Staff’s comments and have set forth our responses below. For convenience, the comments from the Staff’s letter are restated in italics immediately before the Company’s response.

Form 10-K for the year ended December 31, 2022
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 33

1.We note that you aim to continue to grow subscription units, in part, by improving retention rates. We also note your risk factor disclosure on page 8, which highlights the importance of converting customers to subscriptions, retaining existing customers and renewing subscriptions to maintaining and improving your operating results. In your response to prior comment 9 from your May 18, 2021 letter, you indicated that management believed annual retention rate is the most relevant metric for investors to assess the company's effectiveness in retaining its subscription base. However, we note that you have removed the discussion of annual retention rate from your filing. Please explain why you removed this measure. Tell us what retention, expansion or conversion measure(s) you currently use to evaluate your subscription business and revise to include a quantified discussion of such measure(s). Refer to SEC Release No. 33-10751.

Response

The Company respectfully acknowledges the Staff’s comment. As disclosed in our final prospectus filed with the SEC on June 30, 2021, we measured the effectiveness of our ongoing customer relationships through our annual retention rate, which we defined as the percentage of annual subscription units related to business formations acquired in the quarter one year ago that were still active subscriptions 13 months after their initial subscription commencement (“13-Month Retention Rate”). Business formation subscriptions included in 13-Month Retention Rate were those annual subscriptions purchased in conjunction with an underlying limited liability company, incorporation, not-for-profit, or other formation transaction on our platform and all subscriptions purchased through our business-to-business offering, such as our registered agent service. As a result, calculation of 13-Month Retention Rate as disclosed at the time of our initial public offering (“IPO”) excluded certain products, including our monthly subscriptions and our consumer legal plan.

At the time of our IPO, we viewed 13-Month Retention Rate as the most relevant metric for investors to assess our effectiveness in retaining our subscription base. In the fall of 2020, we began building a comprehensive small business ecosystem, and we were newly on this journey in June 2021. At the time of our IPO, we had anniversaried a period of frequent price changes and we were focused on our annual registered agent and compliance subscription products. We were also aiming to grow our subscription business through a focus on small business formations versus price increases and to improve our retention rates via investments in lifecycle marketing. For these reasons, we believed 13-Month Retention Rate provided us and our investors with insight into the effectiveness of this strategy shift in our subscription business.

Since our IPO, we have continued to build our small business ecosystem to support the evolving needs of a new business across its lifecycle. As part of this process, we have introduced a variety of new subscription products. For instance, we invested heavily in LZ Tax, which we first launched in October 2020, launched a virtual mail offering through our acquisition of Earth Class Mail in the fourth quarter of 2021 and we are currently working to integrate e-signature capabilities into our platform after our acquisition of Revvsales Inc., in October 2022. We are also in the process of innovating our product lineup to target more price-sensitive customer segments and have made certain of our business formation services available at a low cost or without charge. In order to attract new subscribers to our platform, we also introduced new billing models and increased the number of monthly subscriptions we offer our customers. As we build our small business ecosystem, we are testing and expect to continue to test the best way to deliver these new and existing subscription products to our customers.

We believe this ongoing evolution of our product line-up resulted in 13-Month Retention Rate becoming a less meaningful metric for evaluating our subscription business overall, and we believe that the usefulness of this metric to both the Company and our investors will continue to decrease over time as we further diversify our subscription offerings and iterate on the commercialization of our product line-up. Accordingly, we believe 13-Month Retention Rate should not be disclosed in the Management’s Discussion & Analysis section or elsewhere in our SEC filings. The expansion of our product line-up resulted in us having a variety of subscriptions that often perform differently over the same period for a number of reasons, including the seasonality of the underlying product, the duration of the subscription, the price sensitivity of the customer and the original purpose for which the subscription was purchased. For these reasons, and given that we expect to continue to evolve our product-line up and subscription offerings over time, we believe that looking at 13-Month Retention Rate for a single customer cohort across only our annual business formation subscription offerings no longer reflects the fundamentals of our subscription business. Further, we believe that disclosing 13-Month Retention Rate in our SEC filings could inadvertently mask trends in our underlying business, as it continues to evolve, by smoothing retention rates and/or failing to accurately represent the health of our total subscriber base.

In light of the above, we believe that the number of subscription units and average revenue per subscription unit (“ARPU”) for a given period are currently the most meaningful measures for understanding our overall subscription business, including the ongoing relationship we have with our customers. Both of these measures are disclosed as of the end of each period in our SEC filings and reflect our entire subscription business versus only a single cohort of customers. The number of subscription units and ARPU are easy-to-understand and accurate metrics that management uses to evaluate our subscription business. We define ARPU as of a given date as subscription revenue for the last twelve-month period ended on such date (“LTM”) divided by the average of the number of subscription units at the beginning and end of the LTM period. We consider ARPU to be an important metric because it helps to illustrate our ability to deepen our relationship with our existing customers as they purchase incremental and higher-value services. As we continue to innovate our product lineup and test varying price points for our subscription services, we monitor and evaluate subscription unit growth and ARPU growth in coordination to determine the trade-off that optimally solves for increasing customer lifetime value.

We will continue to monitor 13-Month Retention Rate internally over time and, if it appears that this metric or a new metric is or will become meaningful and material to an investor’s understanding of our subscription business, we will consider adding disclosure of such metric to our SEC filings.

Results of Operations, page 38

2.We note that you provide the impact of volume (i.e. average number of subscription units and number of transactions) and price (i.e. ARPU and average order value) on your subscription and transaction revenue. You also qualitatively discuss various factors that impacted the volume and price metrics for each revenue stream, a portion of which relates to the Earth Class Mail acquisition in fiscal 2021. Please revise to also include a quantified discussion of the various factors, including any offsetting factors, that impacted your revenue and/or the supporting metrics disclosed. Refer to Item 303(b) of Regulation S-K.

Response

The Company respectfully acknowledges the Staff’s comment. In future SEC filings beginning with our Quarterly Report on Form 10-Q for the three months ended March 31, 2023, we will include enhanced discussion of our results of operations. Specifically, we will provide a quantitative discussion of the various factors, including offsetting factors, that impacted the Company’s revenue and other supporting metrics for the periods disclosed to the extent there are material changes from period-to-period in such line items as required by Item 303(b) of Regulation S-K. In addition, to the extent that an acquisition, including our acquisition of Earth Class Mail in fiscal 2021, is an underlying reason for a material change in a line item in the Company’s future results of operations, we will describe the impact of the acquisition in quantitative and qualitative terms.

Notes to Consolidated Financial Statements
Note 14. Commitments and Contingencies, page 82

3.Please revise to disclose that an accrual has not been recorded related to the April 2020 legal proceeding because the likelihood of loss is not both probable and reasonably estimable. Additionally, given there is at least a reasonable possibility of loss, revise to disclose either an estimate of the reasonably possible loss or range of loss, or include a statement that such an estimate cannot be made. We refer you to your responses to prior comments 16 and 10 from your letters dated May 17, 2021 and June 4, 2021, respectively, as well as the guidance ASC 450-20-25-2 and 450-20-50-3 and 50-4.

Response

The Company respectfully acknowledges the Staff’s comment. We advise the Staff that based on current circumstances, we are unable to estimate the amount of loss or amount of any range of loss with respect to the April 2020 legal proceeding due to the nature and status of this matter.

Following the guidance in ASC 450-20-25, we regularly evaluate the status of the legal proceedings in which we are involved to determine whether accruals are appropriate and whether estimates of possible loss or range of loss can be made under ASC 450-20-25-2 and ASC 450-20-25-5. As part of this evaluation, we analyze each potentially material contingent liability, taking into account, as appropriate, the nature of the litigation, claim or assessment, the procedural status of the matter, any recent rulings or determinations by courts or other governmental authorities, advice of experts and counsel, and any settlement discussions and other developments that may impact the analysis. We evaluate new developments and information regularly and re-evaluate our loss contingency disclosures in accordance with the guidance of ASC 450-20-50-3 and 50-4 to reflect current information.

In future filings, unless circumstances change, we propose the following updates to our commitments and contingencies disclosure related to the April 2020 legal proceeding, which updates are indicated with additions underlined and deletions ~~struck out~~:

“We received a demand letter dated April 20, 2020 from service partner Dun & Bradstreet alleging that Dun & Bradstreet had overpaid us for services. The letter alleges these overpayments occurred between 2015 and 2019, amounted to $5.6 million, and were caused by overreporting by us. The parties have continued to negotiate, and no claim has been filed. We deny and will continue to deny all of the allegations and claims asserted by Dun & Bradstreet, including, but not limited to, any allegation that Dun & Bradstreet has suffered any harm or damages. We believe we have meritorious defenses to the claims and will vigorously defend any action. W~~hile there is at least a reasonable possibility that a loss may be incurred, w~~e have not recorded any loss or accrual in the accompanying consolidated financial statements at [date] for this matter as a loss is not probable or estimable. While there is at least a reasonable possibility that a loss may be incurred, an estimate of the reasonably possible loss or range of loss cannot be made.”

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 699-0020 or Nicole Miller, our General Counsel, at (310) 738-1139.

Sincerely,
/s/ Noel Watson_______
Noel Watson
Chief Financial Officer

Cc: Brittany Ebbertt, U.S. Securities and Exchange Commission
Kathleen Collins, U.S. Securities and Exchange Commission
Nicole Miller, General Counsel and Secretary, LegalZoom.com, Inc.
Mike Titera, Partner, Gibson, Dunn & Crutcher LLP